SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA



09045695

March 9, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published March 3, 4 and 9, 2009.

Best regards,

Skanska AB



Marianne Bergström

Published	Item	Document name	Required by
March 3, 2009	Press Release	Notice of Annua Shareholders' Meeting in Skanska AB	law and by the listing agreement with Stockholm Stock Exchange
March 4, 2009	Press Release	Skanska to build highway in Czech Republic for EUR 48 M, about SEK 550 M	law and by the listing agreement with Stockholm Stock Exchange
March 9, 2009	Press Release	Skanska's annual report available on website	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

March 9, 2009
08:45 am CET

Skanska's Annual Report available on website

The Skanska Annual Report for 2008 is now available on Skanska's website, at www.skanska.com/investors.

At the same time, a print-out of the electronic version is available at Skanska AB's head office, Råsundavägen 2, Solna.

It is expected that printed copies of the Annual Report will be received by the shareholders on or about March 20.

In addition to the website, the Annual Report can also be ordered from Skanska AB, Investor Relations, SE-169 83 Solna, Sweden, telephone +46 (0)8-753 88 00, e-mail investor.relations@skanska.se.

For further information please contact:

Pontus Winqvist, SVP Investor Relations, Skanska AB,
tel +46 8 504 351 47
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

March 4, 2009
08:30am CET

Skanska to build highway in Czech Republic for EUR 48 M, about SEK 550 M

Skanska has been contracted to construct a new highway in the Czech Republic. Skanska's share of the contract amounts to EUR 48 M, about SEK 550 M, which is included in order bookings for the first quarter. The customer is the road administration in Czech Republic. The project is being financed through the EU and EIB.

The assignment is being carried out in a consortium including Skanska. The total contract amount is EUR 127 M, of which Skanska's portion is 38 percent, corresponding to EUR 48 M. The consortium also includes Czech construction companies.

The project involves part of Highway I11 near Ostrava in northeastern Czech Republic and covers about 10 kilometers. Existing stretches of roadway will be rebuilt into a four-lane highway and new bypasses and interchanges will be constructed near some small towns. Skanska is responsible for four kilometers, including a 526-meter bridge.

Work has begun on the site and the highway is scheduled to open for traffic in March 2012.

Skanska Czech Republic, which is the country's largest construction company, had sales in 2008 of about SEK 13 billion. The company has 6,800 employees in the Czech Republic and Slovakia. Skanska is also active in the Czech Republic in the development of office buildings through Skanska Commercial Development Europe.

For further information please contact:

Jan Hrabovský, Responsible for PR, Skanska Czech Republic,
tel +420 737 255 016
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

March 3, 2009
08:30 am CET

Notice of Annual Shareholders´ Meeting in Skanska AB

Skanska AB will on March 4, 2009, publish the content of the notice concerning Skanska's Annual Shareholders´ Meeting in Swedish newspapers. The meeting will be held on April 6, 2009 at 4:00 p.m. at Berwaldhallen, Stockholm, Sweden.

The notice in its full length is attached to this press release.

For further information please contact:

Pontus Winqvist, Senior Vice President Investor Relations, Skanska AB, tel +46 8 504 351 47
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

Annual Shareholders' Meeting of Skanska AB

Shareholders of Skanska AB (publ) are hereby invited to attend the Annual Shareholders' Meeting on Monday, April 6, 2009, at 4:00 p.m. in Berwaldhallen, Dag Hammarskjölds väg 3 (formerly Strandvägen 69), Stockholm, Sweden

Notification

Shareholders who wish to participate in the Meeting
- must be recorded in the share register maintained by Euroclear Sweden AB (formerly VPC AB – Swedish Securities Register Center) on Tuesday, March 31, 2009, and
- must give notice of their intention to participate in the Meeting, addressed to:

Skanska AB
Group Legal Affairs
SE-169 83 Solna, Sweden

or by telephone, +46-8 753 88 14, from 10:00 a.m. to 4:00 p.m.
or by telefax, +46-8 753 37 52
or via the Skanska website: www.skanska.com

When giving notice, a shareholder must state name, personal identification number (or corporate registration number), address and telephone number and, where relevant, the number of any accompanying assistants. Shareholders represented by proxy must send the company a power of attorney for the proxy and proof of registration or other authorization documentation, in sufficient time prior to the Annual Shareholders' Meeting.

Notification must be received by the company preferably not later than 12:00 noon on Tuesday, March 31, 2009. Registered participants will receive an admission card, which is to be presented at the entrance to the Meeting venue.

Shareholders whose shares are held in trust must temporarily re-register their shares in their own name with Euroclear Sweden AB to be entitled to participate in the Meeting. Re-registration should be requested from the bank or stockbroker acting as trustee in sufficient time prior to Tuesday, March 31, 2009.

The Board's full text of the motions under Item 17 and 18 on the agenda, the Board's statement in accordance with Chapter 19, Paragraph 22 of the Swedish Companies Act and the proxy form in accordance with Chapter 7 Paragraph 54a of the Swedish Companies Act, will be made available to shareholders at the company's offices, Råsundavägen 2, Solna, Sweden, Group Legal Affairs, and on Skanska's website, www.skanska.com, as of March 4, 2009. The financial documents and auditors' report will be available to shareholders on Skanska's website as of March 9, 2009, and at the above address as of March 16, 2009. The auditor's statement regarding compliance with the Annual Shareholders' Meeting's guidelines for salaries and other remuneration to senior executives will be available to the shareholders at the company's offices not later than three weeks prior to the Meeting.

The Board's statement in accordance with Chapter 18, Paragraph 4 of the Swedish Companies Act regarding the proposed distribution of earnings is included in the statutory administration report.

Proposed agenda

1. Opening of Meeting.
2. Election of Meeting Chairman.
3. Preparation and approval of the list of shareholders entitled to vote at the Meeting.
4. Approval of agenda.
5. Election of two persons to check the minutes together with the Chairman.
6. Determination of whether the Meeting has been duly convened.
7. Address by the Chairman, followed by the President's address.
8. Presentation of the annual report and auditors' report for 2008 and the consolidated accounts and the auditors' report for the consolidated accounts for 2008.
9. Motion to adopt the income statement and balance sheet, and the consolidated income statement and the consolidated balance sheet.
10. Motion regarding the disposition of the Company's profit as shown in the adopted balance sheet, and determination of the record date for payment of dividend.
11. Motion to discharge members of the Board and the President from liability for the fiscal year.
12. Determination of the number of Board members and deputy members to be elected by the Meeting.
13. Determination of fees for Board members and auditors.
14. Election of Board members and deputy members and of the Board Chairman.
15. Election of auditor.
16. Matters regarding appointment of the members of the Nomination Committee.
17. Proposal for principles for salary and other remuneration to senior executives.
18. Motion to authorize the Board to decide on purchases of own shares.
19. Closing of the Meeting.

Motions

Item 2 Election of a Chairman for the Meeting
The Nomination Committee proposes that attorney Sven Unger be elected Chairman of the Meeting.

Item 10 Dividend and record date
The Board proposes an ordinary dividend of SEK 5.25 per share for fiscal year 2008. April 9, 2009 is proposed as the record date for payment of the dividend. If the Meeting votes in favor of this motion, it is expected that Euroclear Sweden AB will make dividend payments on April 16, 2009.

Nomination Committee's motions under Items 12-16

Item 12 Nomination Committee's motion: Eight Board members and no deputies and one auditor.

Item 13 Nomination Committee's motion: It is proposed that a fee of SEK 1,350,000 be paid to the Chairman of the Board of Directors and SEK 450,000 to each of the other Board members elected by the Meeting, with the exception of the President. A special appropriation of SEK 150,000 is proposed for each of the members on the Project Committee, SEK 100,000 to each of the members on the Audit Committee and SEK 125,000 to its Chairman, and SEK 75,000 to each of the members on the Remuneration Committee. The proposed fees and compensation for committee work is unchanged from the preceding year. The proposed compensation for committee work does not apply to Board members who are employed in the Group. It is proposed that the fee to the auditor be paid in the amount shown on approved invoices.

Item 14 Nomination Committee's motion: Re-election Finn Johnsson, Johan Karlström, Bengt Kjell, Sverker Martin-Löf, Sir Adrian Montague, Lars Pettersson, Matti Sundberg and new election of Stuart Graham.

Jane Garvey declined re-election.

Stuart Graham is employed as Non-executive Chairman and advisor in Skanska USA Inc. Stuart Graham was President and CEO of Skanska AB from September 2002 to March 2008 and also a Board member from 2003 to 2008. He is a Board member of Securitas AB, PPL Corporation och Harsco Corporation.

The Nomination Committee proposes that the Annual Shareholders' Meeting re-elect Sverker Martin-Löf as Board Chairman.

Information about the proposed new Board member is available on the company's website, www.skanska.com.

Item 15 Nomination Committee's motion: It is proposed that registered public accounting firm KPMG AB be re-elected auditor of the company for a four-year mandate period, that is, until the close of the Annual Shareholders' Meeting to be held during the fourth fiscal year after election as auditor. KPMG AB has announced that Authorized Public Accountant George Pettersson will have the main responsibility of the audit.

Item 16 Nomination Committee's motion: That a mandate be given to the Chairman of the Board to contact the three to five largest shareholders in terms of voting rights, each of which will appoint a representative to comprise, together with the Board Chairman, the Nomination Committee for the period until a new Nomination Committee has been appointed as mandated by the next Shareholders' Meeting. The largest shareholders refers to Euroclear Sweden AB registered and ownership grouped shareholders as of August 31, 2009. If, due to ownership changes occurring after that date, it is deemed necessary, the Nomination Committee is entitled to offer one or two additional shareholders a position on the Nomination Committee, so that the total number of members is at most six. In addition, the Board shall be entitled to appoint one of the Board's independent members as a member of the Nomination Committee.

The Nomination Committee shall appoint a Chairman from the largest shareholder in terms of voting rights. If a member of the Nomination Committee leaves the committee before its work is completed, a substitute shall be appointed, if this is deemed necessary, by the same shareholder who appointed the member who has resigned, or, if this shareholder is no longer one of the three to five largest shareholders in terms of voting rights, by the new shareholder belonging to this group. No fee shall be paid to members of the Nomination Committee. Any expenses arising in connection with the work of the Nomination Committee shall be paid by the Company. The names of the members of the Nomination Committee shall be announced not later than six months prior to the Annual Shareholders' Meeting in 2010.

The Nomination Committee proposes that the Annual Shareholders' Meeting assign the Nomination Committee the task, prior to the 2010 Annual Shareholders' Meeting, of submitting proposals on the following matters:
- Proposal for Meeting Chairman
- Proposal for number of Board members and deputies
- Proposal for Members of the Board and Chairman of the Board
- Proposal for Board fees to the Chairman and each of the other Board members
- Proposal for remuneration for each of the members elected by the Meeting who serve on the Board's committees
- Proposal for auditor remuneration
- Proposal for principals for how members of the Nomination Committee shall be appointed

Item 17 Proposal for guidelines for salaries and other remuneration to senior executives
The Board's proposal for guidelines for salaries and other remuneration to senior executives mainly means that the total remuneration shall be on market and competitive terms and that outstanding performance shall be reflected in the total remuneration. Benefits shall comprise fixed salary, possible variable salary, other usual benefits and pension. The variable salary shall be payable in either cash and/or shares and shall have a maximum limit and be related to the fixed salary. Allotment of shares shall require a three-year earning period and shall be part of a long-term incentive program. The variable remuneration shall be based on the outcome in relation to established goals and take into account the shareholders' interests. Pension benefits shall be either defined-benefit or defined-contribution and normally provide rights to receive pension at 65 years of age or, in individual cases, at the earliest at 60 years of age. In principle, variable remuneration shall not be pensionable. The Board of Directors may depart from the guidelines if deemed necessary under special circumstances.

Item 18 Authorization for the Board to decide on purchases of own shares
With the intention to secure deliveries of shares to participants in the Skanska Employee Ownership Program ("The Program"), which was decided at the Extraordinary Shareholders' Meeting on November 29, 2007, the Board proposes that the Shareholders' Meeting 2009 authorizes the Board to decide on acquisitions of own Series B shares on the following terms. Acquisitions may only be made on the NASDAQ OMX Stockholm Exchange at a price within the applicable range of prices at any given time, meaning the interval between the highest purchase price and lowest selling price. The authorization may be used on one or more occasions, however, not longer than until the 2010 Annual Shareholders' Meeting. A maximum of 4,500,000 Series B shares in Skanska may be acquired for securing delivery of shares to participants in the Program.

Other information
The Nomination Committee comprised Carl-Olov By, Chairman, representing AB Industrivärden, Håkan Sandberg, representing Svenska Handelsbanken AB and Handelsbanken's pension funds, Bo Selling representing Alecta, Peter Lindell, representing AMF Pension and Sverker Martin-Löf, Chairman of the Board of Skanska AB. The Nomination Committee's justification statement regarding its proposals to the Board is available on the Company's website, www.skanska.com.

As per March 4, 2009 the total number of shares in the Company amounts to 423,053,072, of which 22,440,463 shares of Series A, 396,672,609 of Series B (of which, 3,352,729 held by the Company) and 3,940,000 of Series D (all held by the Company). The total number of votes in the Company amounts to 625,017,239.

Program for shareholders

2:30 p.m. Doors to Berwaldhallen open
Light refreshments
3:30 p.m. Meeting premises open
4:00 p.m. Annual Shareholders' Meeting begins

Solna in February 2009
Board of Directors

SKANSKA